Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: June 15, 2021

On June 15, 2021, Canadian National Railway Company (“CN”) and Kansas City Southern (“KCS”) issued the following news release.

North America’s Railroad

NEWS RELEASE

CN AND KCS AFFIRM FINANCIAL STRENGTH OF KCS AND

RIGHTS UNDER MERGER AGREEMENT TO INVEST IN KCS NETWORK

Companies have submitted financial documentation requested by STB in support of request for STB approval of voting trust

CN and KCS one step closer to creating the premier railway for the 21st century

Verified statement by KCS CFO Michael Upchurch emphasizes that financial strength and viability of KCS will be preserved during voting trust period

MONTREAL and KANSAS CITY, Mo., June 15, 2021 – CN (TSX: CNR, NYSE: CNI) and Kansas City Southern (NYSE: KSU) (“KCS”) today announced that they have jointly filed with the Surface Transportation Board (“STB”) certain documents requested by the STB in its June 8, 2021, Decision in STB Finance Docket No. 36514 to enable the STB to review the voting trust in connection with the definitive Merger Agreement between CN and KCS. These documents include:

•	Written opinions of the financial advisors referenced in Section 4.16 of the Merger Agreement

•	Debt Commitment Letters referenced in Section 4.17(a) of the Merger Agreement, including all exhibits and schedules

•

Section 5.1 of the Company Disclosure Schedules referenced in Section 5.1(a) of the Merger Agreement, together with any other section(s) of the Company Disclosure Schedules that pertain to the Company Capital Allocation Policy referenced in Section 5.1(a) of the Merger Agreement and/or the “[KCS] pre-existing capital allocation policy” referenced in Applicants’ May 26 Motion

With this filing, CN and KCS are one step closer to creating the premier railway for the 21st century. CN and KCS look forward to the STB’s review and are confident that their voting trust will be approved.

In response to the STB’s request for information about KCS’s pre-existing capital allocation policy, CN and KCS also submitted to the STB a Verified Statement from KCS Chief Financial Officer Michael W. Upchurch. In his statement, Mr. Upchurch comments:

“The Board should expeditiously approve the CN voting trust. It is the same as the already approved CP trust. It has the same trustee. The Merger Agreement provides KCS with financial flexibility and freedom to undertake its capital and maintenance plans. Further, over 1400 stakeholders have supported the CN-KCS combination so far.”

Mr. Upchurch’s statement emphasizes the financial strength of KCS and its capital investment plans during the trust period:

KCS is financially strong:

“KCS compares very favorably to other Class I railroads in almost every important financial measure including revenue growth, operating ratio, EBITDA, EPS growth, free cash flow yields, debt leverage ratio, liquidity, interest coverage ratio, and funds from operations to debt ratio. Today, KCS generates substantially more cash flow than is required for our annual investment needs. We have more than sufficient access to capital to fund our three year capital investment plan.”

CN-KCS Merger Agreement provides KCS with continued flexibility to undertake its capital investment plans:

“The Merger Agreement provides KCS with financial flexibility and freedom to undertake its capital and maintenance plans. The Merger Agreement is designed to preserve KCS’s pre-existing capital allocation policies during the trust period. It is also designed to ensure that during the trust period KCS will continue to have the freedom and the resources to pursue its existing and robust capital expenditure program without interference from CN. During the trust period, KCS will have substantial cash, liquidity and access to capital markets not only to meet our planned investment requirements consistent with the plan approved by our Board of Directors previous to any merger agreement with either CP or CN, but also the ability to far exceed that plan if it is necessary to do so.”

As stated in the STB filing, the CN-KCS voting trust has been designed to ensure KCS’s independence and freedom of action during the trust period, and to give CN and KCS the opportunity during the trust period to demonstrate the merits of the CN-KCS combination, which will enhance competition; strengthen the North American rail network; and provide better service and more choice for CN and KCS customers. CN and KCS look forward to reviewing further public comments and engagement during the STB’s official public comment period, which will be open until June 28, 2021.

The filing made with the STB, as well as additional information about CN’s pro-competitive combination with KCS, is available at www.ConnectedContinent.com.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

About Kansas City Southern

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’s North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’s operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México,

S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’s results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’s Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’s other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This news release is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.

Contacts:

Media: CN	Investment Community: CN
Canada	Paul Butcher
Mathieu Gaudreault	Vice-President
CN Media Relations & Public Affairs	Investor Relations
(514) 249-4735	(514) 399-0052
Mathieu.Gaudreault@cn.ca	investor.relations@cn.ca

Longview Communications & Public Affairs	Investment Community: KCS
Martin Cej	Ashley Thorne
(403) 512-5730	Vice President
mcej@longviewcomms.ca	Investor Relations
(816) 983-1530
athorne@kcsouthern.com

United States

Brunswick Group
Jonathan Doorley / Rebecca Kral	MacKenzie Partners, Inc.
(917) 459-0419 / (917) 818-9002	Dan Burch / Laurie Connell
jdoorley@brunswickgroup.com	(212) 929-5748 / (212) 378-7071
rkral@brunswickgroup.com

Media: KCS
C. Doniele Carlson
KCS Corporate Communications & Community
Affairs
(816) 983-1372 dcarlson@kcsouthern.com

Joele Frank, Wilkinson Brimmer Katcher
Tim Lynch / Ed Trissel
(212) 355-4449